Regulatory Announcement

REFERENCE No: 82-34854

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Company	C&C Group Plc
TIDM	CCR
Headline	Director/PDMR Shareholdi
Released	12:33 16-Jun-06
Number	7234E



06014509

SUPPL

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

RECEIVED
2006 JUN 19 P 4:18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

C&C Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with the *Market Abuse Rules*: or

(ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii)

both (i) and (ii) and also pursuant to UK LA Disclosure rule DR 3.1.4 (1) (b)

PROCESSED
JUN 2 2 2006
THOMSON FINANCIAL

3. Name of *person discharging managerial responsibilities/director*

Maurice Pratt - Director

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

N/A

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

N/A

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

N/A

8 State the nature of the transaction

N/A

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

1,000,000 (0.31%) ordinary shares of Euro 0.01 each

16. Date issuer informed of transaction

N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

15 June 2006

18. Period during which or date on which it can be exercised

15 June 2009 to 15 December 2009 for LTIP Options

15 June 2009 to 14 June 2013 for Executive Share Option Scheme Options

19. Total amount paid (if any) for grant of the option

Euro nil

20. Description of *shares* or debentures involved (*class* and number)

Options over 38,100 Ordinary Shares of Euro 0.01 each under LTIP scheme

Options over 142,700 Ordinary Shares of Euro 0.01 each under Executive Share Option Scheme

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Euro nil for LTIP Options

Euro 6.52 for Executive Share Option Scheme Options

22. Total number of *shares* or debentures over which options held following notification

82,465 options under LTIP Scheme

1,493,600 options under Executive Share Option Scheme

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Noreen O'Kelly

+ 353 1 6161103

Name and signature of duly authorised officer of *issuer* responsible for making notification

Noreen O'Kelly,

Company Secretary.

Date of notification

16 June 2006

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

C&C Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with the *Market Abuse Rules*: or

(ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act

1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii)

both (i) and (ii) and also pursuant to UK LA Disclosure rule DR 3.1.4 (1) (b)

3. Name of *person discharging managerial responsibilities/director*

Brendan McGuinness - Director

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

N/A

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

N/A

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

N/A

8 State the nature of the transaction

N/A

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

1,196,395 (0.37%) ordinary shares of Euro 0.01 each

16. Date issuer informed of transaction

N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

15 June 2006

18. Period during which or date on which it can be exercised

15 June 2009 to 14 January 2013

19. Total amount paid (if any) for grant of the option

Euro Nil

20. Description of *shares* or debentures involved (*class* and number)

Options over 60,000 Ordinary Shares of Euro 0.01 each under Executive Share Option Scheme

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Euro 6.52

22. Total number of *shares* or debentures over which options held following notification

486,200 options under Executive Share Option Scheme

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Noreen O'Kelly

+ 353 1 6161103

Name and signature of duly authorised officer of *issuer* responsible for making notification

Noreen O'Kelly,

Company Secretary.

Date of notification

16 June 2006

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

C&C Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with the *Market Abuse Rules*: or

(ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act

1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii)

both (i) and (ii) and also pursuant to UKLA Disclosure rule DR 3.1.4 (1) (b)

3. Name of *person discharging managerial responsibilities/director*

Brendan Dwan - Director

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

N/A

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

N/A

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

N/A

8 State the nature of the transaction

N/A

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

789,005 (0.24%) ordinary shares of Euro 0.01 each

16. Date issuer informed of transaction

N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

15 June 2006

18. Period during which or date on which it can be exercised

15 June 2009 to 15 December 2009

19. Total amount paid (if any) for grant of the option

Euro Nil

20. Description of *shares* or debentures involved (*class* and number)

Options over 30,400 sharesof Euro 0.01 each issued under LTIP scheme

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Euro nil

22. Total number of *shares* or debentures over which options held following notification

403,100 options under Executive Share Option Scheme

30,400 options under LTIP Scheme

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Noreen O'Kelly

+ 353 1 6161103

Name and signature of duly authorised officer of *issuer* responsible for making notification

Noreen O'Kelly,

Company Secretary.

Date of notification

16 June 2006

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

C&C Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with the *Market Abuse Rules*: or

(ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act

1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii)

both (i) and (ii) and also pursuant to UKLA Disclosure rule DR 3.1.4 (1) (b)

3. Name of *person discharging managerial responsibilities/director*

James Muldowney - director

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

N/A

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

N/A

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

N/A

8 State the nature of the transaction

N/A

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

309,840 (0.09%) ordinary shares of Euro 0.01 each

16. Date issuer informed of transaction

N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

15 June 2006

18. Period during which or date on which it can be exercised

15 June 2009 to 15 December 2009

19. Total amount paid (if any) for grant of the option

Euro nil

20. Description of *shares* or debentures involved (*class* and number)

Option over 24,400 Shares of Euro 0.01 each under LTIP scheme

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Euro nil

22. Total number of *shares* or debentures over which options held following notification

343,600 options under Executive Share Option Scheme

24,400 options under LTIP Scheme

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Noreen O'Kelly

+ 353 1 6161103

Name and signature of duly authorised officer of *issuer* responsible for making notification

Noreen O'Kelly,

Company Secretary

Date of notification

16 June 2006

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

C&C Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with the *Market Abuse Rules*: or

(ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act

1990 or entered into the issuer's register in accordance with section 59of the Companies Act 1990; or

(iii) both (i) and (ii)

both (i) and (ii) and also pursuant to UKLA Disclosure rule DR 3.1.4 (1) (b)

3. Name of *person discharging managerial responsibilities/director*

Noreen O'Kelly, - Co Secretary

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

N/A

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

N/A

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

N/A

8 State the nature of the transaction

N/A

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

134,000 (0.04%) ordinary shares of Euro 0.01 each

16. Date issuer informed of transaction

N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

15 June 2006

18. Period during which or date on which it can be exercised

15 June 2009 to 15 December 2009

19. Total amount paid (if any) for grant of the option

Euro nil

20. Description of *shares* or debentures involved (*class* and number)

Option over 17,700 Shares of Euro 0.01 each under LTIP scheme

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Nil

22. Total number of *shares* or debentures over which options held following notification

210,900 options under Executive Share Option Scheme

17,700 options under LTIP Scheme

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Noreen O'Kelly

+ 353 1 6161103

Name and signature of duly authorised officer of *issuer* responsible for making notification

Noreen O'Kelly,

Company Secretary.

Date of notification

16 June 2006

END

END

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